UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE No. 35.300.332.067

NOTICE TO THE MARKET

End of the Right of First Refusal Process

São Paulo, September 3nd, 2013. BANCO SANTANDER (BRASIL) S.A. (“Santander Brazil” or “Company”), in furtherance of its Notice to the Shareholders dated July 4, 2013 and to its Notices to the Market dated August 7, 2013, August 16, 2013 and August 26, 2013, hereby informs its shareholders and the market in general about the following:

1.         The period for exercise by the shareholders, on a third apportionment round, of the unexercised rights of first refusal to acquire shares in Zurich Santander Brasil Seguros e Previdência S.A. (formerly, Santander Seguros S.A.), a company enrolled in CNPJ/MF under No. n° 87.376.109/0001-06 (“Zurich Santander Seguros”), ended on August 29, 2013, pursuant to and for the purposes of article 253, I of Law 6404/76, as per notice to the market dated August 26, 2013.

2.         On this third apportionment round, 872 shares issued by Zurich Santander Seguros were acquired for the overall amount of R$ 146.28, representing 0.00000775030166891589% of the total capital stock of Zurich Santander Seguros.

3.         In view of the subscription effected during this third apportionment round, the Company informs that there are no further unsubscribed shares available for acquisition.

4.         Therefore, as a result of the offer of rights of first refusal to acquire shares in the capital stock of Zurich Santander Seguros, 11,251,174,951 shares in Zurich Santander Seguros were acquired for the overall amount of R$ 1,887,425,788.95, representing 100% of the capital stock of Zurich Santander Seguros.

5.         As informed by the Company in the Material Fact dated October 5, 2011 and in the Notice to Shareholders dated July 4, 2013, the holding companies controlled by Banco Santander, S.A., the controlling shareholder of the Company, Grupo Empresarial Santander, S.L., Santander Insurance Holding, S.L. and Sterrebeeck, B.V., assigned their respective rights of first refusal to acquire shares in Zurich Santander Seguros to Zurich Santander Holding (Spain) S.L., a holding company based in Spain (“Zurich Santander Holding”),  which exercised its rights of first refusal up to the maximum permitted level.

In fact, Zurich Santander Holding holds a majority equity interest at 99.79% in the capital stock of Zurich Santander Seguros.

São Paulo, September 3nd, 2013.

Carlos Alberto López Galán

Investor Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 3, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer